Exhibit 11

CRANE CO. AND SUBSIDIARIES

Exhibit 11 to FORM 10-K

Annual Report for the Year Ended December 31, 2004

Computation of Net Income Per Share

(In Thousands, Except Per Share Data)

	2004	2003	2002	2001	2000
Basic
Net (loss) income before cumulative effect of a change in accounting principle	$(105,421)	$104,303	$16,628	$88,620	$123,729
Cumulative effect of a change in accounting principle	—	—	(28,076)	—	—

Net (loss) income	$(105,421)	$104,303	$(11,448)	$88,620	$123,729

(Loss) income from before cumulative effect of a change in accounting principle	$(1.78)	$1.76	$0.28	$1.48	$2.03
Cumulative effect of a change in accounting principle	—	—	(0.47)	—	—

Net (loss) income per share	$(1.78)	$1.76	$(0.19)	$1.48	$2.03

Weighted average number of basic shares	59,251	59,394	59,728	59,825	60,919
Diluted
Net (loss) income before cumulative effect of a change in accounting principle	$(105,421)	$104,303	$16,628	$88,620	$123,729
Cumulative effect of a change in accounting principle	—	—	(28,076)	—	—

Net (loss) income	$(105,421)	$104,303	$(11,448)	$88,620	$123,729

(Loss) income from before cumulative effect of a change in accounting principle	$(1.78)	$1.75	$0.28	$1.47	$2.02
Cumulative effect of a change in accounting principle	—	—	(0.47)	—	—

Net (loss) income per share	$(1.78)	$1.75	$(0.19)	$1.47	$2.02

Weighted average number of basic shares	59,251	59,394	59,728	59,825	60,919
Add:
Adjustment to basic shares for dilutive stock options *	—	322	—	530	480

Weighted average number of diluted shares	59,251	59,716	59,728	60,355	61,399

*	For the years ended 2004 and 2002, 735,000 shares and 318,000 shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.